

Denmark Bancshares, Inc.
103 E. Main St.
P.O. Box 130
Denmark, WI 54208-0130
Phone: (920) 863-2161
Fax: (920) 863-6159
www.denmarkstate.com

News Release

FOR IMMEDIATE RELEASE: April 24, 2012

CONTACT: John P. Olsen, CEO and President of Denmark Bancshares, Inc.
Jill S. Feiler, Vice President & Secretary of Denmark Bancshares, Inc. and
President of Denmark State Bank
Phone: (920) 863-2161

Denmark Bancshares, Inc. Reports First Quarter Income

Jill S. Feiler, Vice President of Denmark Bancshares, Inc. ("DBI") and President of Denmark State Bank ("DSB"), which operates six offices in Brown and Manitowoc County, announced 2012 first quarter net income of $848,000, or $7.14 per share, down from $913,000 or $7.68 per share in the first quarter of 2011. Return on assets and return on equity for the first quarter 2012 were 0.80% and 5.99% respectively, compared to 0.89% and 6.86%, respectively, for the same period one year ago.

The decrease in the first quarter of 2012 net income was primarily due to a decrease of $107,000 in net interest income and a $66,000 increase in income tax expense compared to the first quarter of 2011. These items were partially offset by an increase in non-interest income and a reduction in FDIC insurance premium expense. Non-interest income was $105,000 higher in the first three months of 2012 than during the same period one year earlier. Loan sale gains were $38,000 higher in the first quarter of 2012 than those recorded one year earlier. FDIC insurance premiums were $91,000 lower in the most recent quarter as a result of a new premium calculation and rate that went into effect as of April 1, 2011. DBI's provision for loan losses was $150,000 for both the first quarter of 2012 and the first quarter of 2011. The ratio of allowance for loan losses to total loans was 2.19% at March 31, 2012 and 2.24% one year earlier. Net charge offs for the quarter ended March 31, 2012 were $125,000 compared to $298,000 during the same period in 2011.

Loans increased $3.7 million during the first three months of 2012 when compared to year-end 2011 balances. The increase is primarily due to commercial loans which are $3.8 million higher at March 31, 2012 than at December 31, 2011. DBI's ratio of loans over 30 days past due (including nonaccrual loans) to total loans was 3.5% as of March 31, 2012, compared 3.6% as of December 31, 2011. Nonaccrual loans increased slightly during the past three months to $9.1 million at March 31, 2012 compared to $8.7 million at year-end 2011.

As of March 31, 2012, DBI's leverage capital ratio remains strong with tier 1 capital to average assets of 13.5% and total capital as percentage of risk-based assets ratio at 19.6% compared to 13.7% and 19.6%, respectively, as of December 31, 2011.

"We experienced strong loan volume in the first quarter with annualized loan growth of 5.0%. Residential mortgage loans were also rise with originations totaling $7.7 million contributing to a gain on sale of loans for the first quarter of $118,000," stated Feiler. "We are pleased with the loan activity generated in the first quarter. Interest rates remain favorable to borrowers and as we continue to see signs of an economic recovery we hope this trend continues for our consumer, commercial and agri-business borrowers. DSB has plenty of liquidity to meet increased loan demand."

About Denmark Bancshares, Inc.

Denmark Bancshares, Inc., headquartered in Denmark, Wisconsin, is a diversified one-bank holding company. DBI reported total assets of $423 million as of March 31, 2012. Denmark State Bank, DBI's subsidiary bank, is an independent community bank that offers six full service banking offices located in Brown and Manitowoc Counties in the Villages of Denmark, Bellevue, Maribel, Reedsville, Whitelaw and Wrightstown, serving primarily Brown, Kewaunee, Manitowoc and Outagamie Counties. Denmark State Bank offers a wide variety of financial products and services including loans, deposits, mortgage banking, and investment services. DBI also extends farm credit through its subsidiary Denmark Agricultural Credit Corporation. For more information about Denmark State Bank, visit www.denmarkstate.com.

SELECTED FINANCIAL DATA

(In thousands, except per share data)	March 31 2012	Dec 31 2011	March 31 2011
Financial Condition (1)			
Total Loans	$301,606	$297,832	$299,539
Allowance for credit losses	6,603	6,578	6,717
Investment securities	76,787	67,611	63,934
Assets	422,731	425,986	412,803
Deposits	324,922	327,793	313,393
Other borrowed funds	39,683	40,041	43,363
Stockholders' equity	56,804	56,023	54,732
Book value per share	$ 479.08	$ 471.11	$ 460.25
Financial Ratios			
Average equity to average assets	13.39%	13.23%	12.94%
Tier 1 capital to average assets	13.47%	13.69%	13.41%
Tier 1 capital to risk-weighted assets	18.36%	18.31%	17.49%
Total capital to risk-weighted assets	19.62%	19.57%	18.75%
Allowance for credit losses			
to total loans (1)	2.19%	2.21%	2.24%
Non-performing loans to assets	2.14%	2.03%	1.90%
Non-performing loans to allowance for			
credit losses (1)	137%	132%	117%

(1) As of the period ending.

	For the Three Months Ended March 31,	
Operating Results	2012	2011
Interest income	$4,305	$4,619
Interest expense	896	1,103
Net interest income	3,409	3,516
Provision for credit losses	150	150
Noninterest income	596	491
Securities write down for OTTI	33	24
Noninterest expense	2,539	2,552
Income tax expense	434	368
Net income	849	913
Net income per share	$ 7.14	$ 7.68
Operating Ratios		
Return on average equity	5.99%	6.86%
Return on average assets	0.80%	0.89%
Interest rate spread (tax equivalent)	3.27%	3.58%